UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Benihana Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
082047200
(CUSIP Number)
Christopher Shackelton/Adam Gray
767 Third Avenue, 35th Floor
New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 25, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Coliseum Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,197,361

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,197,361

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,197,361

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, IA

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Coliseum Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		594,249

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		594,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	594,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Coliseum Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		594,249

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		594,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	594,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Blackwell Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Georgia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		603,112

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		603,112

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	603,112

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Adam Gray

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,197,361

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,197,361

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,197,361

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Christopher Shackelton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,197,361

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,197,361

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,197,361

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	082047200
Explanatory Note: This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below in Item 2) with the U.S. Securities and Exchange Commission (the “Commission”) on February 17, 2010, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on April 15, 2010 (“Amendment No. 1”) and Amendment No. 2 filed on May 26, 2010 ( “Amendment No. 2”). This Amendment relates to shares of Class A common stock, $0.10 par value per share (the “Class A Common Stock”) of Benihana Inc. (the “Issuer”). In addition to acquiring beneficial ownership of additional shares of Class A Common Stock, the Filers have acquired beneficial ownership over shares of the Issuer’s common stock, $0.10 par value per share (the “Common Stock”). The Filers do not beneficially own more than 5% of the Common Stock and do not have a separate reporting obligation under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock. The Class A Common Stock and the Common Stock are collectively referred to herein as the “Stock.”
Item 1. Security and Issuer.
Item 1 is amended and restated in its entirety as follows:
This statement relates to shares of Class A Common Stock of the Issuer. The principal executive office of the Issuer is located at 8685 Northwest 53rd Terrace, Miami, FL 33166.
Item 2. Identity and Background.
Item 2 is amended and restated in its entirety as follows:
The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:
(a)	As used in this statement, the term “Filers” collectively refers to:
•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Blackwell Partners, LLC, a Georgia limited liability company (“Blackwell”):

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).
(b)	The address of the principal business and office of the Filers (other than Blackwell) is 767 Third Avenue, 35th Floor, New York, NY 10017. The address of the principal business and office of Blackwell is c/o DUMAC, LLC, 406 Blackwell Street, Suite 300, Durham, NC 27701.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the General Partner of CCP, and Gray and Shackelton are the managers of CC. Blackwell is a separate account advisory client of CCM, and Gray and Shackelton are the managers of CCM. Blackwell has no voting or dispositive power with respect to the shares of Stock reported herein.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No.	082047200
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Filers is listed in Row 6 of the cover pages hereto.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is supplemented as follows:
The source and amount of funds used in purchasing the Common Stock described in Item 5 were as follows:

Purchaser	Source of Funds	Amount
Blackwell	Working Capital	$613,060.28
CCP	Working Capital	$853,565.98
Item 5. Interest in Securities of the Issuer.
Item 5 is amended and supplemented as follows:
Note: Purchases and holdings reported by CCP and CCM prior to this Amendment were reported by CCM, as CCP and CC did not beneficially own more than 5% of the Class A Common Stock prior to this Amendment.
Class A Common Stock
The information relating to the beneficial ownership of Class A Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 9,795,111 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 28, 2010, filed with the Commission on June 11, 2010 (the “Issuer’s 10-K”).
The Filers effected the following transactions in the Class A Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Class A Common Stock by the Filers since the filing of Amendment No. 2:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
CCP	P	6/25/2010	120,000	5.34
Blackwell	P	6/25/2010	80,000	5.34
CCP	P	6/29/2010	9,000	5.58
Blackwell	P	6/29/2010	6,000	5.58
CCP	P	6/29/2010	600	5.50
Blackwell	P	6/29/2010	400	5.50
CCP	P	6/30/2010	4,311	5.90
Blackwell	P	6/30/2010	2,874	5.90

CUSIP No.	082047200
Common Stock
The following table set forth the beneficial ownership for each of the Filing Persons related to the Common Stock. Each of the percentages set forth in the table are calculated based upon 5,649,139 shares of Common Stock outstanding as disclosed in the Issuer’s 10-K.

CCM
Sole Voting Power	0
Shared Voting Power	232,483
Sole Dispositive Power	0
Shared Dispositive Power	232,483
Percent of Class	4.1%

CCP
Sole Voting Power	0
Shared Voting Power	116,041
Sole Dispositive Power	0
Shared Dispositive Power	116,041
Percent of Class	2.1%

CC
Sole Voting Power	0
Shared Voting Power	116,041
Sole Dispositive Power	0
Shared Dispositive Power	116,041
Percent of Class	2.1%

Blackwell
Sole Voting Power	0
Shared Voting Power	116,442
Sole Dispositive Power	0
Shared Dispositive Power	116,442
Percent of Class	2.1%

Gray
Sole Voting Power	0
Shared Voting Power	232,483
Sole Dispositive Power	0
Shared Dispositive Power	232,483
Percent of Class	4.1%

Shackelton
Sole Voting Power	0
Shared Voting Power	232,483
Sole Dispositive Power	0
Shared Dispositive Power	232,483
Percent of Class	4.1%

CUSIP No.	082047200
The Filers effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Stock by the Filers since the filing of Amendment No. 2:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
CCP	P	5/28/2010	2,254	6.00
Blackwell	P	5/28/2010	2,254	6.00
CCP	P	6/3/2010	150	6.00
Blackwell	P	6/3/2010	150	6.00
CCP	P	6/4/2010	8,832	5.98
Blackwell	P	6/4/2010	8,831	5.98
CCP	P	6/7/2010	6,342	5.84
Blackwell	P	6/7/2010	6,343	5.84
CCP	P	6/9/2010	2,250	5.84
Blackwell	P	6/9/2010	2,250	5.84
CCP	P	6/10/2010	2,611	5.82
Blackwell	P	6/10/2010	2,611	5.82
CCP	P	6/11/2010	200	5.86
Blackwell	P	6/11/2010	100	5.86
Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is amended and restated in its entirety as follows:
CCM is an investment adviser whose clients, including CCP and Blackwell, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

CUSIP No.	082047200
SIGNATURES
After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 30, 2010

COLISEUM CAPITAL MANAGEMENT, LLC		BLACKWELL PARTNERS, LLC

		By:	Coliseum Capital Management, LLC, Attorney-in-fact

By:	/s/ Christopher Shackelton	By:	/s/ Adam Gray

	Christopher Shackelton, Manager		Adam Gray, Manager

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	/s/ Christopher Shackelton

	Adam Gray, Manager	Christopher Shackelton

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Adam Gray	/s/ Adam Gray

	Adam Gray, Manager	Adam Gray